Green Star Alternative Energy, Inc.
1328 W. Balboa Blvd. Suite C
Newport Beach, CA 92661

February 22, 2011

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Green Star Alternative Energy, Inc.
Registration Statement on Form S-8
Filed March 30, 2010

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Green Star Alternative Energy,  Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-8, together with all exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement due to the inability of the Company to effectuate its business plan which adversely affecting the prospects for the Company’s business and requiring a total reconsideration of the Company’s plan of operations.  No securities were sold pursuant to the Registration Statement.

Please do not hesitate to contact the undersigned at (949) 903-0468 with any questions you may have regarding the Registration Statement.

Thank you for your assistance in this matter.

Sincerely, Green Star Alternative Energy, Inc.

By:	/s/ Eric Stoppenhagen
Eric Stoppenhagen Chief Executive Officer